Mail Stop 3561

								August 20, 2008

Tilman J. Fertitta
Chairman, Chief Executive Officer and President
Landry`s Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

	Re:	Landry`s Restaurants, Inc.
		File No. 001-05690
		Form 10-K for the fiscal year ended December 31, 2007

Dear Mr. Fertitta:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Item 6. Selected Financial Data, page 23
1. Reference is made to your non-GAAP measure EBITDA presented on page 24. In this regard, your reporting of EBITDA on page 24 does not appear appropriate in accordance with the guidance in FR-65 and
Item 10(e) of Regulation S-K. Your calculation of EBITDA does not meet the definition of EBITDA, which is solely GAAP net income that adjusts solely for interest, taxes and depreciation and amortization.
Measures that are calculated differently should not be characterized as EBITDA. Additionally, we note that you eliminate the effects of
(income) / loss from discontinued operations, stock based compensation expense and Other expense, which includes, among other items, expense for the change in fair value of interest rate swap, gains of property sales in 2007 and 2006 and gains on sales of investments in 2007. These items appear to be recurring items pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, which must not be eliminated in reporting a non-GAAP measure in a Commission filing. Please revise your future filing accordingly.

Results of Operations

Year Ended December 31, 2007 Compared to the Year Ended December
31,
2006, page 29
2. We note the disclosure indicating that in connection with the sale of a restaurant property during 2007, on which the Company realized a gain of $15.1 million, the Company has agreed to pay the buyer approximately $2.6 million over the next 27 months in return for continuing to operate the restaurant. Please explain in further detail the significant terms of the arrangement under which the purchaser of this property has agreed to operate the restaurant for the next 27 months. Also, please explain how the $2.6 million the Company has agreed to pay the buyer was considered in determining the gain recognized on the sale of the property. Furthermore, please explain why this arrangement did not preclude the full recognition of profit with respect to the sale of the property pursuant to the guidance in paragraphs 25 through 43 of SFAS No.66. We may have further comment upon receipt of your response.

Consolidated Statements of Income, page 47
3. We note from the disclosure in your revenue recognition policy on page 50 and the disclosures provided elsewhere in your annual report on Form 10-K that revenues include revenues earned from restaurant and hospitality operations as well as revenues earned from your hotel-casino operations. Please revise your consolidated statements of operations in future filings to include separate disclosure of each significant category of product and service revenues and the related costs of sales. Please note that Rule 5-03(b)(1) and (2) of
Regulation S-X requires separate disclosure of sales of tangible products and revenues from services along with the related cost of revenues in your consolidated statements of operations. Furthermore,
SAB Topic 11L requires disclosure of revenue and related expenses attributable to casino, hotel, and restaurant operations on the face of the income statement. Please ensure that your statements of income comply with such guidance in any future filings.


Consolidated Statement of Cash Flows, page 49
4. We note from your statement of cash flows for the year ended December 31, 2007 that you purchased and sold marketable securities and recognized a gain on the sale of marketable securities. In this regard, please provide us with and revise your future filings to provide the disclosures outlined in paragraphs 19 through 22 of SFAS
No. 115, as applicable.

Note 2.  Discontinued Operations, page 55
5. We note from your disclosure that on November 17, 2006 in connection with the sales of 120 Joe`s restaurants you recorded pre-
tax impairment charges and a loss on disposal totaling $49.2 million.
In this regard, please separately disclose the amounts associated with the pre-tax impairment charge and the loss on the disposal of the 120 Joe`s restaurants. Also, as required by paragraph 47(a) of
SFAS 144, please disclose separately the carrying amount(s) of the major classes of assets and liabilities included as part of the disposal group of the 120 Joe`s restaurants in 2006 and any other significant disposal group for the years presented. Additionally, we note that you recorded additional pre-tax impairment chargers totaling $9.9 million and $30.1 million for the years ended December
31, 2007 and 2006, respectively. As it relates to all of your impairment charges recognized in 2006 and 2007 associated with your strategic review of your operations and divestitures in certain restaurants, including the 136 Joe`s Crab Shack units as disclosed on page 26, please provide the amount of loss for each material asset category and the method or method(s) for determining fair value. See paragraph 26 (c) of SFAS No. 144 for guidance.
6. Furthermore, we note from your disclosure that the sale of the
120
Joe`s restaurants, includes the assumption of certain liabilities to be finalized in 2008. In this regard, please provide the disclosures outlined in paragraph 44 of SFAS No. 144 with respect to any material adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of the 120 Joe`s restaurants.
7. We note from page 33, that in connection with certain of your discontinued operations, you remain the guarantor or assignor of a number of leased locations, which in the event of future defaults, may cause you to be responsible for significant damages, which may materially affect your financial condition, operating results and cash flows. Material contingent liabilities that may remain with the
Company notwithstanding disposal of the underlying business should be identified in notes to the financial statements and any reasonably likely range of possible loss should be disclosed pursuant to Statement 5. Your MD&A should include discussion of and quantify the reasonably likely effects of your contingencies associated with the aforementioned guarantees on reported results and liquidity. See SAB
Topic 5:Z:5 Question 2 for guidance. Also, you should provide in the notes to the financial statements the disclosure requirements as outlined in paragraph 13 of FIN 45, as applicable. Please revise your future filings accordingly.

Note 3. Acquisitions, page 57
8. We note the disclosure indicating that in connection with the acquisition of an 80% interest in T-Rex Cafe, Inc., the agreement with SCI provides the Company with the ability to acquire SCI`s 20%
interest for up to $35 million and also provides SCI with the ability to put its interest in T-Rex Cafe, Inc. to the Company upon certain conditions for up to $35 million. Please tell us and revise the notes to your financial statements to disclose the specific terms or conditions under which SCI has the ability to exercise its put option with respect to their remaining interest in T-Rex Cafe, Inc. Also, please tell us and revise the notes to your financial statements to disclose the accounting treatment used by the Company for this put option in its consolidated financial statements. Refer to the guidance in EITF Topic D-98. We may have further comment upon receipt of your response.

Note 4.  Property and Equipment and Other Current Assets, page 57
9. Reference is made to your last paragraph in note 4 on page 58. Please revise your disclosure in future filings to quantify each significant item mentioned on page 58, which is a component of total other income, net for 2007 of $2.2 million in accordance with Rule 5-
03(b)(7) and (9) of Regulation S-X.
10. Also, we note that you classify the gains on the sale of a restaurant property of $15.1 million and approximately $2.4 million in 2007 and 2006, respectively, as other income rather than as a separate component of operating income as required by paragraph 45 of
SFAS 144 and footnote 68 to SAB Topic 13:B. Please explain your basis for your accounting treatment or revise your filing accordingly.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Basis of Presentation, page 7
11. Reference is made to the disclosure on page 8 related to your adoption of SFAS No. 157. In this regard, please provide in future quarterly filings the disclosure outlined in paragraph 32(a) of SFAS
No. 157.

Item 2. Management Discussion and Analysis of Financial Condition and
Results of Operations, page 21
12. We note from your disclosure that approximately $395 million in
Senior Exchange Notes (New Notes) allow the note holders to redeem the New Notes at 101% of face value from February 29, 2009. Additionally, in connection with issuing the New Notes, you amended the existing Bank Credit Facility, with a balance of $77 million as of March 31, 2008, to provide for an accelerated maturity should the
New Notes be redeemed. Considering the significance of these short-term capital obligations and the possibility of not being able to refinance the current loans due to the volatility in the credit markets, please enhance your disclosure to discuss the potentially adverse impact to your future operations, statement of position and cash flows that could result from not being able to refinance these current obligations.


* * * * *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeff Jaramillo at (202) 551-3212 or me at
(202)
551-3813 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
Tilman J. Fertitta
Landry`s Restaurants, Inc.
August 20, 2008
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE